Exhibit 77(i)

Terms of New or Amended Securities

At the November 14, 2008 Board Meeting, the Board of Trustees of ING Mutual Funds (“IMF”) approved a Service and Distribution Plan Waiver Letter under which ING Funds Distributor, LLC (“ING Funds Distributor”) waives fees with respect to ING Emerging Countries Fund. The Service and Distribution Plan Waiver Letter continues the arrangement with ING Funds Distributor to waive 0.10% with respect to Class A shares.  At the January 7, 2010 Meeting, the Board of Trustees of IMF approved the extension of the term of the Service and Distribution Plan Waiver Letter for Class A shares of ING Emerging Countries Fund through March 1, 2011.